UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2008

Date of Report (Date of Earliest Event Reported)

__________________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

 (Address of principal executive office)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

MATERIAL EVENT

CORPORATE NAME

:

EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY

:

00124

TAXPAYER I.D.

:

91.144.000-8

The following Material Event is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law N° 18,045 and the provisions in Section II.1.B.3 of General Rule No. 30 and in Circular N° 660 of the Superintendency of Securities and Insurance:

At the Regular General Shareholders’ Meeting of Embotelladora Andina S.A., held yesterday, April 15, 2008 (hereinafter the “Meeting”), among other matters, the following was resolved:

1.

The distribution of the following amounts as Final Dividend N° 160, on account of the fiscal year ending December 31, 2007:

•

Ch$9.130 (nine pesos and one hundred and thirty cents) per Series A shares; and

•

Ch$10.043 (ten pesos and forty three cents) per Series B shares.

This dividend will be available to shareholders beginning April 24, 2008. Regarding payment of this dividend, the Shareholders’ Registry will close on April 18, 2008.

2.

The distribution of an Additional Dividend N° 161 on account of retained earnings:

•

Ch$60.00 (sixty pesos) per Series A shares; and

•

Ch$66.00 (sixty six pesos) per Series B shares.

This dividend will be available to shareholders beginning May 14, 2008. Regarding payment of this dividend, the Shareholders Registry will close on May 8, 2008.

Santiago, April 16, 2008

Pedro Pellegrini Ripamonti

Chief Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, April 17, 2008